                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            AXSYS Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                 054615 10 9
                                (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

CUSIP No. 054615 10 9
--------------------------------------------------------------------------------

1        Name of Reporting Person(1)
         S.S. or I.R.S. Identification No. of Above Person


                                John W. Gildea
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |x|
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds

                  AF; PF
--------------------------------------------------------------------------------

5        Check If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization


                                    U.S.A.
--------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
   Shares                                154,500
Beneficially
  Owned By
    Each                   8        Shared Voting Power
  Reporting
  Person                                      0
   With

                           9        Sole Dispositive Power

                                         154,500


                           10       Shared Dispositive Power


                                             0


--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                                         154,500
--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                   |_|
--------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)


                           5.17%
--------------------------------------------------------------------------------

14       Type of Reporting Person


                           IN
--------------------------------------------------------------------------------

--------
  1 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd.

                               Page 2 of 19 Pages

CUSIP No. 054615 10 9
--------------------------------------------------------------------------------

1        Name of Reporting Person2
         S.S. or I.R.S. Identification No. of Above Person


                            Network Fund III, Ltd.
--------------------------------------------------------------------------------

2        Check the Appropriate Box If a Member of a Group
                                     a. |_|
                                     b. |x|
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds

                  WC
--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|



6        Citizenship or Place of Organization


                                Cayman Islands
--------------------------------------------------------------------------------

                           7        Sole Voting Power
  Number of
   Shares                                139,500
Beneficially
  Owned By
    Each                   8        Shared Voting Power
  Reporting
   Person                                    0
    With

                           9        Sole Dispositive Power

                                         139,500




                           10       Shared Dispositive Power

                                              0


--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                   139,500
--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares                   |_|
--------------------------------------------------------------------------------

13       Percent of Class Represented By Amount in Row (11)


                               4.67%
--------------------------------------------------------------------------------

14       Type of Reporting Person


                           CO
--------------------------------------------------------------------------------

--------
2 Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea.

                               Page 3 of 19 Pages

Item 1.  Security and Issuer.

                  This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of AXSYS Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 645 Madison Avenue, New York, New York 10022.

Item 2.  Identity and Background.

                  This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), and Network Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), pursuant to Rule 13d-1(f)(1) under the Securities

                  Exchange Act of 1934, as amended (the "Exchange Act").

                  Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 139,500 shares of Common Stock (the "Network Shares") beneficially owned by Network Fund III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III (the "Investment Advisory Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Gildea also owns 15,000 shares of Common Stock in his individual capacity (the "Gildea Shares").

                  Mr. William P. O'Donnell ("O'Donnell") is an officer and director of GMC and owns 1,500 shares of Common Stock (the "O'Donnell Shares"). Gildea and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.

                  Gildea's principal business is managing the investments of various entities in issuers located principally in the United States. Network Fund III's principal business is to invest in debt and equity securities of public and private companies. The principal business address and the principal office address of Gildea is 115 East Putnam Avenue, Greenwich, Connecticut 06830. The principal address and the principal office address of Network Fund III is P.O. Box 219 Butterfield House, Grand Cayman, Cayman Islands, B.W.I.

                  The respective names, business addresses, citizenship and present principal occupations of each director and executive officer of Network Fund III are set forth on Schedule I hereto.

                  None of Gildea, Network Fund III or, to the best knowledge of such parties, any of the persons listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 19 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

                  Gildea acquired the 15,000 Gildea Shares through the exchange of 20,000 shares of $1.20 Cumulative Exchangeable Redeemable Preferred Stock ("AXSYS Preferred Stock") purchased by Gildea on February 28, 1997 for $8.94 per share of AXSYS Preferred Stock, or an aggregate of $178,750, which funds were obtained from Gildea's personal funds, and which shares were exchanged on March 17, 1997 pursuant to an Offer to Exchange by the Company at a rate of .75 shares of Common Stock of the Company for each outstanding share of AXSYS Preferred Stock (the "Exchange Offer").

                  Network Fund III acquired 127,500 of the 139,500 Network Shares through the exchange of 170,000 shares of AXSYS Preferred Stock purchased by Network Fund III on February 28, 1997 for $8.94 per share of AXSYS Preferred Stock, or an aggregate of $1,519,375, all of which funds were obtained from the working capital of Network Fund III, and which shares were exchanged on March 17, 1997 pursuant to the Exchange Offer. Network Fund III acquired 12,000 of the 139,500 Network Shares in an open market purchase on April 21, 1997 for $12.38 per share of Common Stock, or an aggregate of $148,500, all of which funds were obtained from the working capital of Network Fund III, in an open market purchase.

                  O'Donnell acquired the 1,500 O'Donnell Shares through the exchange of 2,000 shares of AXSYS Preferred Stock purchased by O'Donnell on February 28, 1997 for $8.94 per share of AXSYS Preferred Stock, or an aggregate of $17,875, which funds were obtained from O'Donnell's personal funds, and which shares were exchanged on March 17, 1997 pursuant to the Exchange Offer.

Item 4.  Purpose of Transaction.

                  Gildea acquired the Gildea Shares, Network Fund III acquired 127,500 of the Network Shares and O'Donnell acquired the O'Donnell Shares pursuant to the Exchange Offer and Network Fund III acquired 12,000 of the Network Shares, in a separate open market transaction. Each of Gildea, Network Fund III and O'Donnell currently intends to hold the Gildea Shares, the Network Shares and the O'Donnell Shares, respectively, for investment.

                  Each of Gildea, Network Fund III and O'Donnell intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by Gildea, Network Fund III or O'Donnell to acquire additional shares of capital stock of the Company or to dispose of any shares of capital stock of the Company now held by them, although any of them may decide to so acquire or dispose of shares of capital stock of the Company. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved. Except as specifically set forth in this Item 4, none of Network Fund III, Gildea or O'Donnell has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (j) of Item 4 of Schedule 13D, although any of such persons may develop such plans or proposals. Gildea and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.


                               Page 5 of 19 Pages

Item 5.  Interest in Securities of the Issuer.

         (a)       (i)     The 139,500 Network Shares and the 15,000 Gildea
                           Shares beneficially owned by Gildea represent 5.17% of the 2,986,381 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange
                           Act.

                  (ii) The 1,500 O'Donnell Shares represent .05% of the 2,986,381 of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                  (iii) The 139,500 Network Shares represent 4.67% of the 2,986,381 Shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (b)      (i)      Gildea, as the Chairman of the Board of
                           Directors, Chief Executive Officer, President and sole stockholder of GMC, may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition of the Network Shares.

                  (ii) Gildea has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the Gildea Shares.


                  (iii) O'Donnell has the sole power to vote or direct the voting of and to dispose of or direct the disposition of the O'Donnell Shares.

         (c) Except as set forth in this Schedule 13D none of Gildea, Network Fund III, O'Donnell, or, to the best knowledge of such parties, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days.

         (d) Except as set forth in this Schedule 13D, no person is known by Gildea or Network Fund III to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Gildea Shares or the Network Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving withholding of proxies.


                               Page 6 of 19 Pages

Item 7.  Materials to Be Filed as Exhibits.

                  1.       Joint Filing Agreement, dated April 30, 1997.

                  2.       Investment Advisory Agreement dated as of
                           February 26, 1996, by and between Gildea Management Company and Network Fund III, Ltd.



                               Page 7 of 19 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1997


By:    /s/ John W. Gildea
   ---------------------------------
            John W. Gildea


NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor


         By:    /s/ John W. Gildea
            ----------------------------------
              Name:        John W. Gildea
              Title:       President

                               Page 8 of 19 Pages

                                   SCHEDULE I


Reporting Person:               Network Fund III, Ltd.
                                P.O. Box 219, Butterfield House
                                Grand Cayman, Cayman Islands, B.W.I.

Executive Officers, Directors and Controlling Person:

Name:    .......................    John W. Gildea
Position:.......................    Director and Chairman
Principal Occupation
and Employment;
Business Address:...............    President, director and sole stockholder of
                                    GMC; the business address of GMC and Mr.
                                    Gildea is: 115 Putnam Avenue, Greenwich, CT
                                    06830.

Name:    .......................    William P. O'Donnell
Position:.......................    Director and Managing Director

Principal Occupation
and Employment:.................    Executive officer and director of GMC
Business Address:                   115 Putnam Avenue
                                    Greenwich, CT  06830
Citizenship:....................    USA

Name:    .......................    Peter Arthur Neil Bailey
Position:                           Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address:  La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.

Name:    .......................    Geoffrey William Fisher
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus Asset Management in
                                    Jersey, Channel Islands, a member of Coopers
                                    & Lybrand International, a limited liability
                                    association incorporated in Switzerland;
                                    business address:  La Motte Chambers, La
                                    Motte Street, St. Heiler, Jersey, Channel
                                    Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.


                               Page 9 of 19 Pages

Name:    .......................    Michael David de Figueiredo
Position:.......................    Director
Principal Occupation
and Employment;
Business Address:...............    Director of Abacus (CI) Limited, a member of
                                    Coopers & Lybrand International, a limited
                                    liability association incorporated in
                                    Switzerland; business address:  La Motte
                                    Chambers, La Motte Street, St. Heiler,
                                    Jersey, Channel Islands, U.K. JE1 1BJ
Citizenship:....................    U.K.


                               Page 10 of 19 Pages

                                  EXHIBIT INDEX

                                                                                                            Page
Exhibit                                                                                                     Number
1.       Joint Filing Agreement, dated April 30, 1997.                                                      13

2.       Investment Advisory Agreement dated as of
         February 26, 1996, by and between Gildea Management
         Company and Network Fund III, Ltd.                                                                 15


                               Page 11 of 19 Pages